                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 22)1

                            GATEWAY INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    367631108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

------------------------------                  --------------------------------
CUSIP No. 367631108                  13D             Page 2 of 6 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,674,208
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,674,208
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,674,208
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     39.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                  --------------------------------
CUSIP No. 367631108                  13D             Page 3 of 6 Pages
------------------------------                  --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,726,008(2)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,726,008(2)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,726,008(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     41.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
     2      Consists of (i) 1,674,208  Shares owned by Steel  Partners II, L.P., an entity  controlled by Mr.  Lichtenstein,  (ii) 1,800 Shares owned directly by Mr.  Lichtenstein  and (iii)  50,000  Shares  underlying stock  options  owned  directly  by  Mr.  Lichtenstein  that  may be acquired within 60 days of the date hereof.

------------------------------                  --------------------------------
CUSIP No. 367631108                  13D             Page 4 of 6 Pages
------------------------------                  --------------------------------

            The following  constitutes  Amendment No. 22 ("Amendment No. 22") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 22 amends the
Schedule 13D as specifically set forth.

   Item 3 is hereby amended and restated as follows:

                 The aggregate  purchase price of the 1,674,208 Shares of Common
Stock owned by Steel Partners II is $3,806,375. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

                 The  aggregate  purchase  price of the  1,800  Shares of Common
Stock owned directly by Mr.  Lichtenstein is $6,816.  The Shares of Common Stock
owned by Mr. Lichtenstein were acquired with personal funds.

                 The  options  exercisable  into 50,000  Shares of Common  Stock within  60 days of the  date  hereof  were  issued  to Mr.  Lichtenstein  in his capacity as a director of the Issuer.

   Items 5(a)-(b) are hereby amended and restated as follows:

                 (a)-(b)  The  aggregate  percentage  of Shares of Common  Stock reported  owned by each  person  named  herein is based  upon  4,192,024  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the Issuer's  Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2001.

                 As of the  close  of  business  on  December  11,  2001,  Steel
Partners II beneficially  owned 1,674,208  Shares of Common Stock,  constituting approximately  39.9% of the Shares outstanding.  Mr.  Lichtenstein  beneficially
owned  1,726,008  Shares,   constituting   approximately  41.2%  of  the  Shares
outstanding.  Included  therein are 50,000 Shares  issuable upon the exercise of options within 60 days of the date hereof. Mr.  Lichtenstein has sole voting and dispositive  power  with  respect  to the  1,800  Shares  owned  by him  and the
1,674,208  Shares owned by Steel  Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares (other than the Shares  issuable upon exercise of the options) were acquired in open-market transactions.

   Item 5(c) is hereby amended to add the following:

                 Schedule  A  annexed  hereto  lists  all  transactions  in  the
Issuer's Common Stock during the past sixty days by the Reporting Persons.

------------------------------                  --------------------------------
CUSIP No. 367631108                  13D             Page 5 of 6 Pages
------------------------------                  --------------------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 12, 2001                    STEEL PARTNERS II, L.P.

                                              By: Steel Partners, L.L.C.
                                                  General Partner

                                              By: /s/ Warren G. Lichtenstein
                                                  ---------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              WARREN G. LICHTENSTEIN

------------------------------                  --------------------------------
CUSIP No. 367631108                  13D             Page 6 of 6 Pages
------------------------------                  --------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

    Shares of
   Common Stock                      Price Per                  Date of
Purchased / (Sold)                   Share($)             Purchase / (Sale)
------------------                   ----------            -----------------

                             STEEL PARTNERS II, L.P.
                             -----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------

      (39,752)                         .9737                   (11/30/01)